JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A Common Stock of P10, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

[Signature Page to Follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 6, 2025.

MAW Management Co.   **Edwin A. Poston**

_/s/ Mel Williams_____   __/s/ Edwin Poston_____
By: Mel Williams
Title: President

TrueBridge Colonial Fund, U/A dated   **Mel Williams**
11/15/2015

By: First Republic Trust Company of   _/s/ Mel Williams_____
        Delaware
Its: Trustee

_____/s/ Carece Rufe_____
By: Carece Rufe
Title: Chief Trust Officer

The Mel Williams Irrevocable Trust   **TrueBridge Ascent, LLC**
u/a/d August 12, 2015

By: Alliance Trust Company   ___/s/ Edwin Poston_____
Its: Trustee   By: Edwin Poston
                                                   Title: Manager

____/s/ Jacqui Miller_____
By: Jacqui Miller   _/s/ Mel Williams_____
Title: Senior Trust Officer   By: Mel Williams
                                                   Title: Manager